                                                                    EXHIBIT 12-1

                           FOSTER WHEELER CORPORATION
           STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
                 TO FIXED CHARGES AND COMBINED FIXED CHARGES AND
                      PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000's)
                                    Unaudited


                                                                                           Fiscal Year
                                               9 months       ---------------------------------------------------------------------
                                                 1997            1996            1995            1994          1993          1992
                                              ---------       ---------       ---------       ---------     ---------     ---------
Earnings:

Net Earnings/(Loss)                           $ (12,757)      $  82,240       $  28,534       $  65,410     $  57,704     $ (45,755)
Taxes on Income                                   1,374          44,626          41,129          41,457        39,114        22,321
Cumulative Effect of Change in
    Accounting Principle                                                                                                     91,259
Total Fixed Charges                              64,029          74,002          60,920          45,412        43,371        46,365
Capitalized Interest                             (7,498)         (6,362)         (1,634)           (467)         (213)       (1,739)
Capitalized Interest Amortized                    2,912           2,528           2,273           2,189         2,180         2,111
Equity (Earnings)/Loss of non-consolidated
   associated companies accounted for by
   the equity method, net of dividends          (11,894)         (1,474)         (1,578)           (623)         (883)          771
                                              ---------       ---------       ---------       ---------     ---------     ---------
                                              $  36,166       $ 195,560       $ 129,644       $ 153,378     $ 141,273     $ 115,333


Fixed Charges:

Interest Expense                              $  41,916       $  54,940       $  49,011       $  34,978     $  33,558     $  34,159
Capitalized Interest                              7,498           6,362           1,634             467           213         1,739
Imputed Interest on non-capitalized
 lease payments                                  14,615          12,700          10,275           9,967         9,600        10,467
                                              ---------       ---------       ---------       ---------     ---------     ---------
                                              $  64,029       $  74,002       $  60,920       $  45,412     $  43,371     $  46,365

RATIO OF EARNINGS TO FIXED CHARGES                 0.56            2.64            2.13            3.38          3.26          2.49


----------

*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.




                                      -15-